WILMERHALE

March 21, 2007	Robert A. Schwed

VIA FACSIMILE	+1 212 937 7276(t) +1 212 230 8888(f) robert.schwed@wilmerhale.com

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:  Anita Karu
Ocean Power Technologies, Inc.
Registration Statement on Form S-1
File No. 333-138595
      On behalf of our client, Ocean Power Technologies, Inc., a New Jersey corporation (the “Company”), we hereby submit additional information to the Staff of the Securities and Exchange Commission.
     At this time, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet agreed to a price range for the offering. Notwithstanding these uncertainties, in order to facilitate the Staff’s review of the Company’s Registration Statement on Form S-1, the Company notes that on March 21, 2007, the underwriters suggested an estimated price range of $20.00 to $22.00 per share.
     Should you wish to discuss the foregoing at any time, please do not hesitate to contact me. Any questions regarding accounting issues may be addressed directly to Charles F. Dunleavy, Chief Financial Officer of the Company at (609) 730-0400, extension 214.

Very truly yours,
/s/ ROBERT A. SCHWED
Robert A. Schwed
RAS:dms
cc:  George W. Taylor, Ocean Power Technologies, Inc.
Charles F. Dunleavy, Ocean Power Technologies, Inc.
Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue, New York, New York 10022
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